

INVEST IN **PAPUMBA**

We help you raise kids who are confident and prepared for school

papumba.com Miami FL

Technology | Consumer Goods | B2C | Minority Founder | Subscription

Featured Investors

Investors include

Matias Woloski | Mana Ventures | Mancora Ventures | Wayra





Matias Woloski

Syndicate Lead

Co-Founder and CTO of Auth0

Follow

2 followers

My children started using Papumba at age two. Instead of just watching YouTube, they enjoy drawing, painting, practice writing letters, and even learning about basic physics, among many other things.

After meeting the hardworking and talented Papumba team, I became even more excited to support this amazing educational platform for kids. They know how to execute and they their visionary roadmap, which embraces the power of AI, promises

Read More

Invested $50,000 this round

Highlights

1. 2022 Revenue: Achieved a solid $1.5M.
2. Investor Credibility: Auth0 CTO & Co-Founder ($6.5B exit) leads our round.
3. Strong User Base: 37,000+ loyal, paying subscribers and growing.
4. Global Reach: Significant traction in key markets - USA, Brazil, Mexico, & China.
5. Efficient Use of Capital: Raised $2M, generated $3.5M+ in revenue.
6. Expert Team: 20 specialists from successful startups, ready to scale.

Our Team



Gonzalo Rodriguez CEO

Product First Founder with 10 years of experience in Gaming. Comms Major with a thesis on Early Childhood Education. Father of Alfon.



Pablo Capurro CSO

3rd time founder with two previous exits (SUMA+ & DENTSU Aegis Network). Father of Mora, Ana & Bruno.



Ariana Scasserra Product Lead

Growth Specialist with +7 years experience in the FMCGs Consulting & Analytics and Education industries. BA in Economics, pursuing an MBT.



Juan Carlos Granados Lead Software Engineer

Tech Lead - Game developer with 7 years of experience developing Unity games including Art (3d , 2d) and programming (Frontend, Backend) , Game Racing fan.



Macarena Sabalza User Acquisition Manager

Over 6 years of experience in Performance Marketing & Mobile Growth. Federica's mom.



Martín Almeida Business Inteligence Lead

Data and product analytics enthusiast with a startup mindset and over 15 years of experience. Proud father of Magalí.



Micaela Ahedo Product Lead

MSc in Econometrics and data enthusiast. + 7 years of experience as a client consultant for FMCGs, Telecommunications and Government industries.



Andrés Ballone Content Manager

Content manager in the edtech industry with over 10 years of experience creating and managing educational content. I'm passionate about technology and education.

Invest in a Brighter Tomorrow with Papumba




Welcome!

Join us on an exciting adventure with Papumba—the app making waves as one of Apple's top 10 kids' apps worldwide.

We're more than an educational app; **we're a mission to elevate the way families interact with technology**, filling homes with laughter, learning, and high-quality digital experiences.


Papumba
Featured on
univision
CNN
Forbes
EL PAÍS

What is Papumba?

Papumba is a **unique content platform aimed to help kids learn through play**. We are a team of passionate people, who believe in the power of technology to make learning fun and accessible for children around the world.

Through a subscription app, we focus on delivering **high-quality,**

personalized educational content to kids from 2-7.

Our resources are designed around the concept that **all children have a natural curiosity to play and discover**—the cornerstone of learning and preparing for school and life.

With a vast library of diverse content (all created by early childhood learning experts), we give parents peace of mind knowing that **technology can be an opportunity to turn screen time into safe, engaging learning experiences** both online and offline.

We created Papumba with the aim of giving meaningful screen time to our own little ones. Now, **families from all over the world trust us for their kiddos' fun and learning.**

Our Vision for the Future

We're not just setting our sights on the here and now; **we're planning for a future where Papumba is the go-to digital playground for 500 million families worldwide.** But it's not just about scale; it's about shaping the tech habits of the next generation. We aim to redefine 'screen time' from a dreaded term into a celebrated one. We're not merely polishing the surface of digital content; **we're laying down the foundation for healthier, more mindful tech consumption for our kids and their future families.**

Why 2023 is the Year to Act

Let's face it. **The current digital landscape for young families is, well, unsettling.** Kids average 90 hours a month on mediocre content, leaving parents scrambling to find better alternatives. Sound familiar?

parents scrambling to find better alternatives. Sound familiar?



Enter Papumba: Changing the Digital Playground

We're not just an award-winning app; we're a safe haven for curious minds and busy parents. Offering a curated library of educational games, stories, videos, and even yoga, we're turning screen time into dream time—a place where creativity and education co-exist.


An app in which kids learn and helps parents
take an active role in their education.
Play
Adults
Meditate


Understanding emotions
YOGA SAFARI
Magic Meditations


Award-winning app
App of the day
Best App for kids
kidSAFE
CERTIFIED
THE EDTECH
COOL TOOL
AWARDS
kidscreen
awards
Papumba

What's Cooking at Papumba

Our 37,000 paying subscribers aren't just numbers; **they're families who trust us to enrich their children's lives.** We're a global community with members from the USA to Brazil, China, and Mexico. And hey, we've managed to achieve this by putting our product and amazing team front and center.




37,000
Paying Subscribers
$1.5m
Annual Recurrent Revenue
Papumba

Parents, We've Got Your Back

Imagine effortlessly weaving quality time with your kids into your packed schedule. With Papumba's **autonomous play features**, you can finally sip that coffee in peace, **knowing your child is exploring a secure, educational universe.**


Papumba is the perfect partner for your family routine
Wake up
Get ready!
Go to creche/ school
Afternoon nap
Play
Bath
Dinner
Bedtime
Yoga
Podcasts
No screen!
Videos
Games
Yoga
Books

Standing Tall, But Still Growing

We've reached a key milestone: **operational break-even**. What that really means is, we're a self-sustaining passion project, backed by a 20-strong team and $2M in investment. **Our scalable model has propelled us to a $3.5M revenue, matching our operational costs.**


We've generated $3.5 million in revenue, with $1.5 million earned in the last year alone.

Characters that Capture Hearts

Meet Coco and friends, our in-house creations that aren't just cute—they're **educational superstars**. Our proprietary content opens doors to diverse platforms, making us much more than a one-trick pony.


MEET


Papumbasquad
Lio
David
Coco
Emma

The Talented Team Fueling Papumba

Imagine a workspace filled with inspiration from **Latin America's top companies**, supported by industry veterans who believe in our vision. That's Papumba for you.


Our Team
Founders
Gonzalo Rodriguez
CEO & FOUNDER
CEO of different companies +10 years (mainly gaming)
Pablo Capurro
CSO & FOUNDER
As an entrepreneur and advisor has 2 exits. With SG2 digital agency and Colppy.
Team
Macarena Sabalza
USER ACQUISITION
Andrés Ballone
CONTENT MANAGER
Martin Almeida
BI MANAGER
Tomás Grosskopf
FIN. & OP. MANAGER
Micaela Ahedo
GROWTH PRODUCT ANALYST
Melanie Seranusoglu
LEAD PRODUCT DESIGNER
Ariana
Emma
Sofía
Antonio Rubici
Tomas
Victoria Azzarri


GROWTH MARKETER CONVERSION SPECIALIST
CONTENT ASSISTANT
DATA ANALYTICS SPECIALIST
PRODUCT OWNER
SSR. PRODUCT DESIGNER
CUSTOMER SUCCESS
Juan Carlos Granados
TECH LEAD
Yeferson Gallego
UNITY DEVELOPER
Jairo Pinzón
GAME PROGRAMMER
Alejandra Cardona
QA TESTER
Azul Piñeiro
ILLUSTRATOR

Advised by a notable set of experts skilled in growth and IPs



Matias Woloski

Auth0

Co-founder of Auth0, the developer-first identity platform that soared to become Argentina's 5th unicorn in 2021.



Roby Souviron

despegar

Founder & ex-CEO of Despegar.com. A trailblazer in education, Roby has dedicated himself to founding schools that shape tomorrow's leaders.



Jessi Dunne

MATTEL

With over 25 years of expertise spanning Entertainment Studios, Toy Companies, and Digital Gaming, Jessi is the former SVP & GM Global Consumer Products at Mattel.



Sylvain

+Babbel



Lierre

EdTech Marketing Executive with over +25 years of marketing leadership with global brands. Former director of Insights & Brand Marketing at Babbel.



Nicolas Scafuro

A leader with 20+ years of experience propelling online brands into global markets. Nicolas has held influential roles at Netflix, Kayak, Ask, and Yahoo!, consistently driving growth.

Kids in action - Papumba's Playtesting Session

When making an app for children, it's important to create **user-friendly experiences** that take into account child development and age-appropriate content. That's why we have **playtesting sessions** whenever possible, to ensure our app is engaging, educational, and safe for young users.

Playtesting allows us to gather valuable feedback from children and their caregivers, helping us refine and improve our app to **better meet their needs and expectations.**


Papumba Academy - PlayTesting Session
Copy link


Watch on YouTube

What Our Community Says

We can toot our horn all day, but **our 40,000 parent reviews across 18 languages do a way better job**. The trust we've built is reflected in our **solid 4.6 rating.**


Ratings and Reviews
4.6 out of 5
1.4K Ratings
kenika61, 12/03/2022
Great Educational App for Kids!
My nephew and I really enjoy using this more
Developer Response,
Hello, Kenika! Thank you so much for yo more
JKnadian, 11/22/2022
Developer responded quickly
I had an issue with running out of device more
Developer Response,
Hello, JKnadian! Thank you very much fo more


What our users say about us:


Niece is in love with this app!
★★★★★
This application is perfect for kids in the beginning stages of learning. I like that we can include educational opportunities along with screen time.
Favorite Kids App
★★★★★
This is my son's favorite app! He's been using it for a couple of years now. His favorite activity is the color by number feature. I love that the app is both educational and fun!
Easy to use
★★★★★
Great app that would allow toddlers under 5 to understand basic pre-K materials


What are investors saying about Papumba?
WEFUNDER
after seeing what the App entails, I look forward to seeing it grow.
Ofilia Kramer ★★★★★
Papumba's emphasis on building foundational skills through play resonates with my belief in the power of engaging education. The positive user feedback and ambitious expansion plans make Papumba a promising venture with substantial growth potential.
Guillermo Gonzalez Aleman ★★★★★
My kids love this app and will use it most days. I love it too because it keeps them mentally engaged rather than watching mindless tv
My kids are happy when they use Papumba and I believe there's a potential in this app. I hope that the whole world will get to know about it.
Fabio Cuomo ★★★★★
Great educational app for kids, im from turkey and live in sao paulo, have a son of 2,5 years old, teaching Turkish to him with this app is enjoying activity for both of us and i believe many bilingual families share the same with me. And with time many more will. I cant keep my son out of the app 1 day, congratulations about the product and good luck for the future!
Rudy Sirmabiyik ★★★★★

Not only does our own community have our back, but **Kingscrowd**, the premier source for venture capital crowdfunding, has rated Papumba as a **Top Deal** on their platform!




Papumba inc
THE SAFE DIGITAL PLAYGROUND FOR CHILDREN
4.6
TOP DEAL
GROWTH STAGE
KINGSCROWD

Forecasting a Bright Future

We project to have half a million families join us in the next three years, targeting $30 million in revenue. Big dreams? Sure. But we're well on our way.

Our revenue model is 100% subscription-based.

One plan for the whole family.

Basic Plan	Premium
2 Games available	500 Games available
1 Bedtime Story	All Bedtime Stories
2 Educational Videos	All Educational videos
2 Games available	Yoga Classes
1 kid profile	Up to 4 kid profiles
Hobbyist	Loyal Customers
Free	$9/month

Pricing strategy

Basic plans with $0 cost
Subscriptions offer both a Monthly and an Annual Plan.

Let's Turn the Page Together

This is your invitation to invest in a world where kids grow smarter and parents breathe easier. Your support means the wind beneath our wings, propelling us to enrich family lives on a global scale.


With this round of funding, we plan to:
Double our subscriber base in 12 months
Multiply our catalog of books, educational videos, yoga classes, and more.
Launch Web Acquisition Funnel

At Papumba, we're more than just an educational platform; **we're a movement. Our mission is to ensure children receive impactful education while reducing wasted screen time**, setting the foundation for a brighter, better-informed future. This is about creating meaningful engagement that not only educates but also shapes young minds.

Your investment won't just support a company—**it will help pave the way for a generation that is empowered, inspired, and ready to make the world a better place**. Are you ready to be part of this transformative vision?

Let's build something meaningful together.

The Papumba Team

Bonus - Interview with Papumba Co-Founder Gonzalo Rodriguez


17:24
Very exciting interview today